# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AgEagle Aerial Systems Inc., CIK 0000008504
CUSIP: 00848K309
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 8201 E. 34TH CIR N, 8201 E. 34TH CIR N, WICHITA, Kansas (KS), 67226
Date of event which requires filing of this statement: 02/14/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002042926-24-000003
Filed by CIK 0002042926

## Reporting persons
- Corley Thomas John: type of reporting person: individual (IN); citizenship or place of organization: Pennsylvania (PA); sole voting power 420,069; shared voting power 0; sole dispositive power 420,069; shared dispositive power 0; aggregate amount beneficially owned 420,069 (3.7% of the class)
  Comment: Percentage of class is based on 11,234,057 outstanding shares as of 02/13/2025. This was disclosed in the form S-3 filed on 02/14/2025.

## Item 1. Issuer
Name of issuer: AgEagle Aerial Systems Inc.
Address of issuer's principal executive offices: 8201 E. 34TH CIR N, 8201 E. 34TH CIR N, WICHITA, KANSAS, 67226.

## Item 2. Person Filing
Name of person filing: Thomas Corley
Address of principal business office or, if none, residence:
132 Washington Place
State College, PA 16801
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 420069
Percent of class: 3.7
Sole power to vote or to direct the vote: 420069
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 420069
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Corley Thomas John: Thomas Corley, Individual (02/18/2025)